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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JAN 28 2004

SEC FILE NUMBER
8-12123

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Allen & Company LLC**
[redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

711 Fifth Avenue
(No. and street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim M. Wieland — **212-832-8000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Kim M. Wieland, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Allen & Company LLC (the "Company"), a wholly owned subsidiary of Allen Operations LLC, for the year ended November 30, 2003 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $0, CREDITS $90,134)

January 12, 2004

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 12 day of January 2004

Notary Public

TERENCE McCARTHY
NOTARY PUBLIC, State of New York
No. 01MC4767198
Qualified in New York County
Commission Expires Sept 30, 2006

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Allen & Company LLC:

We have audited the accompanying statement of financial condition of Allen & Company LLC (the "Company") a wholly-owned subsidiary of Allen Operations LLC as of November 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Allen & Company LLC at November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 12, 2004

ALLEN & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2003
(In Thousands)

ASSETS

Cash and cash equivalents	$	46,611
Cash and U.S. Treasury securities - at market, segregated in compliance with Federal regulations		7,023
Receivables from brokers and dealers		5,406
Securities borrowed		93,369
Securities and investments owned:		
At market value		2,309
At fair value		69
Fixed assets, net of accumulated depreciation of $927		1,881
Receivables from affiliates		3,594
Other assets		1,517
TOTAL ASSETS	$	161,779

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payables to customers	$	86,214
Payables to brokers and dealers		51
Commissions payable		4,053
Securities sold but not yet purchased - at market value		56
Payables to affiliates		6,856
Post-retirement benefits payable		5,200
Other liabilities		4,445
Total liabilities		106,875
MEMBER'S EQUITY:		
Member's Equity		54,904
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	161,779

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

a. *Organization and Basis of Presentation* - Allen & Company LLC (the "Company"), a wholly owned subsidiary of Allen Operations LLC ("Member" or "Parent") was founded and commenced operations on September 1, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. Services provided by the Company include investment banking, trading and securities brokerage activities. The Parent is consolidated into Allen & Company Incorporated ("ACI"), a wholly owned subsidiary of Allen Holding Inc.

b. *Use of Estimates in the Preparation of the Statement of Financial Condition* - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, particularly in the valuation of non-readily marketable investments. Actual results could differ from those estimates.

c. *Cash and Cash Equivalents* - Cash and cash equivalents include short-term, liquid investments in money market funds invested solely in U.S. Treasury securities. Approximately $46,432 of cash and cash equivalents are on deposit with two money market funds.

d. *Securities Transactions* - Positions in marketable securities are recorded on a settlement date basis.

e. *Receivables from and Payables to Customers* - Customer securities transactions are recorded on a settlement date basis.

f. *Receivables from and Payables to Affiliates* – Receivables from affiliates represent amounts loaned to the Parent and its subsidiaries. Such balances are payable on demand. Payables to affiliates represent amounts payable for services performed and distributions from investments.

g. *Receivables from and Payables to Brokers and Dealers* – The receivables from brokers and dealers represent funds on deposit with clearing organizations and receivables arising from failed to deliver transactions. The payables to brokers and dealers represent payables arising from failed to receive transactions.

h. *Trading Position* – The Company holds a trading position valued at $520 in a publicly-held entity which is controlled by Allen Holding Inc. This position is included in securities and investments owned at market value in the statement of financial condition.

i. *Fixed Assets* – Fixed assets consist primarily of leasehold improvements recorded at cost, less accumulated depreciation.

j. *Recent Accounting Pronouncements* - On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150,

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments, including mandatorily redeemable preferred stock and certain freestanding equity derivatives, which under previous guidance were accounted for as equity. SFAS No. 150 requires that mandatorily redeemable preferred shares, written put options and physically settled forward purchase contracts on an issuer's shares, and certain financial instruments that must be settled by issuing a variable number of an issuer's shares, be classified as liabilities in the statement of financial position. The Company has not completed its evaluation of the impact that will result from adopting SFAS No. 150, which is effective for all periods beginning after December 15, 2003.

In January 2003, the FASB issued Financial Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has determined that it is not reasonably possible that it will be required to consolidate or disclose information about a variable interest entity upon the effective date of FIN 46 and its related revisions.

2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into securities borrowing arrangements which, in accordance with industry practice, are generally collateralized by cash or securities with a market value in excess of the contractual obligation. These transactions may result in credit exposure in the event the counterparties to the transactions are unable to fulfill their contractual obligations and the collateral is insufficient. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases. The Company generally limits its risk by holding or purchasing offsetting positions.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Securities and investments owned at market value and securities sold but not yet purchased are comprised principally of marketable equity securities and are stated at market value. Market value represents the publicly quoted market price as of the close of business on November 30, 2003.

Securities and investments which are stated at fair value consist principally of not readily marketable securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, or (b) that cannot be offered or sold because of restrictions or other conditions applicable to the securities. In determining fair value, management has estimated values of certain financial instruments held by them in the absence of readily ascertainable market values and based upon a compilation of available information.

Due to the inherent uncertainty as to the valuation for securities and investments stated at fair value, the estimated values may differ significantly from the values that would have been used had ready markets existed.

4. SECURITIES RECEIVED AS COLLATERAL

At November 30, 2003, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities borrowed agreements with financial institutions. The fair value of such collateral at November 30, 2003 is approximately $91,334. In the normal course of business, this collateral is used by the Company to cover short sales, both of customers and on its own behalf. At November 30, 2003, substantially all of the above collateral has been repledged.

5. EMPLOYEE BENEFIT PLANS

The Company participates with ACI in a qualified, noncontributory defined benefit pension plan that provides retirement benefits to substantially all employees on the basis of years of service and compensation level during the last ten years of employment. The Company's policy is to fund the minimum level required under ERISA, to the extent the contributions will be tax deductible. The plan assets consist primarily of marketable securities. The Company made no contributions for the year ended November 30, 2003.

The Company also participates with ACI in an unfunded contributory defined benefit retiree medical benefits plan that provides medical benefits to employees who retire directly from the Company after age 55 with more than ten years of service. The Company pays for benefits under this plan on a pay-as-you-go basis.

The following table provides the plans' benefit obligation, fair value of plan assets and the net periodic benefit cost relating to the Company recognized for the year ended November 30, 2003, and the Company's funded status as of November 30, 2003:

	Pension Benefits	Medical Benefits
Benefit obligation	$ 18,810	$ 5,117
Fair value of plan assets	11,827	-
Unfunded status	$ (6,983)	$ (5,117)
Accrued benefit cost	$ (1,173)	$ (4,028)
Benefit cost	1,274	609
Employer contributions	-	-
Participant contributions	-	-
Benefits paid	-	-
Major assumptions used are:		
Discount rate	5.25 %	5.75 %
Expected return on plan assets	5.50	N/A
Rate of compensation increases	5.00	N/A

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003-2004, decreasing to 7% for 2005-2007, and 4.5% for 2008 and beyond.

The Company also has a defined contribution 401(k) plan in which all employees of the Company are eligible to participate in the plan after six months as an active, full-time employee. All costs

of administering the plan are borne by the Company. Participants may contribute up to 15% of gross wages on a before-tax basis, limited to a maximum amount in any calendar year, as adjusted annually pursuant to Section 402(g) of the Internal Revenue Code.

6. UNINCORPORATED BUSINESS TAX

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Parent has elected to be taxed as a partnership for income tax purposes. Therefore the Company has no Federal or state income tax liability. The Federal and state income tax liability is paid by members of the Parent.

The Parent is subject to New York City Unincorporated Business Tax ("UBT") on net taxable income. The Company has been allocated UBT for financial statement purposes based on its net taxable income.

7. RELATED PARTY TRANSACTIONS

The Company rents its premises on a month-to-month basis from Allen & Company Incorporated.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule. At November 30, 2003, the Company had net capital of $46,168, which was $44,342 in excess of the minimum required net capital of $1,826.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 12, 2004

Allen & Company LLC
711 Fifth Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the financial statements of Allen & Company LLC (the "Company") a wholly-owned subsidiary of Allen Operations LLC for the year ended November 30, 2003 (on which we issued our report dated January 12, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP